                                  APPENDIX 2



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C., 20549

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 15, 1999

                      PEACE ARCH ENTERTAINMENT GROUP INC.
- --------------------------------------------------------------------------------
                (Translation of Registrant's name into English)

         #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
- --------------------------------------------------------------------------------
                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F    [X]        Form 40-F    [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [_]     No  [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________ )]
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                         PEACE ARCH LOGO APPEARS HERE

                                                        Peace Arch Entertainment
For Immediate Release                                                  AMEX: PAE
November 15, 1999                                                     TSE: PAE.A
                                                                           PAE.B


             PEACE ARCH ENTERTAINMENT, S. L. FELDMAN & ASSOCIATES
                        & THE GLOBAL TELEVISON NETWORK
         SIGN DAVID STEINBERG & FRANK VAN KEEKEN FOR NEW COMEDY SERIES

Peace Arch Entertainment and S.L. Feldman & Associates and the Global Television Network are pleased to announce the signing of Executive Producers David Steinberg and Frank van Keeken for a new comedy series currently in development. Mr. Steinberg will also direct the pilot episode. The as yet untitled half-hour comedy is based on the fast-paced daily activities, and antics, of a talent agency. The series will feature a barrage of cameos from prominent recording artists and film and television stars.

Mr. Steinberg's extensive directing credits include multiple episodes of network sitcoms, such as Mad About You, Friends and Seinfeld. He has executive produced numerous television programs, including specials for Robin Williams, Martin Short and Billy Crystal. Well-known as a comedian, Mr. Steinberg was the most prolific guest (and guest host) on the Tonight Show during the Johnny Carson years. Most recently he wrote, produced and directed the K-mart commercial campaign, featuring Rosie O'Donnell and Penny Marshall, which is currently airing. His feature film credits include Director, The Wrong Guy (starring Dave Foley, Joe Flaherty and Jennifer Tilly), Director and Writer, Going Berserk (starring John Candy) and Director, Paternity (starring Burt Reynolds). A multiple award winner, Mr. Steinberg has received Emmy's, Grammy's and Leos in recognition of his many talents.

Frank van Keeken has written for both Canadian and American television for several years. In Canada, he wrote for The Kids In The Hall and the sitcoms Material World and Maniac Mansion. In the U.S. his credits include writing for the award-winning sitcom Mad About You and producing the new animated series Sammy, which premieres in January, 2000 on NBC.

"We are absolutely thrilled about this new project which will be completely unique in the Canadian comedy arena," said Loren Mawhinney, Vice President of Canadian Production for the Global Television Network. "Having comedy experts such as Canadians David Steinberg and Frank van Keeken at the helm of this project is a great coup," she added. It is anticipated that this new innovative series will air on Global Television in the fall of 2000.

Mr. Steinberg and Mr. van Keeken will be overseeing development of the series along with Executive Producers Sam Feldman, CEO, S. L. Feldman & Associates, and Michele White, V.P. Production & Development, Peace Arch Entertainment Group Inc.

S. L. Feldman & Associates is Canada's leading fully integrated entertainment company whose primary business is talent representation, both musical and theatrical, music supervision for film and television, and record labels. S.L. Feldman & Associates is a division of A & F Music Ltd. Website: www.slfa.com
                                                        ---------------------

Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.) develops, produces and distributes proprietary television programming for worldwide markets. Website: www.peacearch.net
                             -----------------

Media Contact: Tina Baird, Peace Arch Entertainment, (604) 985-8991
                                                     --------------
________________________________________________________________________________
3rd Floor, 1132 Hamilton Street, Vancouver, B.C., V6B 2S2 Phone (604) 681-9308
                               Fax (604) 681-3299
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Peace Arch Entertainment Group Inc.
                                         ---------------------------------------
                                                       (Registrant)


Date      November 16, 1999           By    /s/ W.D. Cameron White
    -----------------------------        ---------------------------------------
                                                   (Signature)*
- ---------------------------------           W.D. Cameron White, CEO
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.  Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.  Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.  Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.  Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under
Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.